Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SunCoke Energy, Inc.:

We consent to the use of our reports dated February 18, 2016 with respect to the consolidated balance sheet of SunCoke Energy, Inc. as of December 31, 2015, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flow for the year ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 18, 2016, on the effectiveness of internal control over financial reporting as of December 31, 2015, contains an explanatory paragraph that states that SunCoke Energy, Inc. excluded Raven Energy LLC, a company acquired in 2015, from its assessment of the effectiveness of control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
July 29, 2016